DLA Piper LLP (US) 200 South Biscayne Blvd., Suite 2500 Miami, Florida 33131-5341 www.dlapiper.com Joshua M. Samek, Esq. joshua.samek@us.dlapiper.com T 305.702.8880 F 305.397.1588

July 15, 2022

Via Edgar

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Thomas Jones and Jay Ingram

Re:	Fast Radius, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 24, 2022

File No. 333-264427

Ladies and Gentlemen:

On behalf of our client, Fast Radius, Inc., a Delaware corporation (the “Company”), we set forth below the Company’s responses to the letter, dated July 11, 2022, containing the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-264427) filed by the Company on June 24, 2022 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated in italics each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

Division of Corporation Finance

July 15, 2022

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is publicly filing a revised draft of the Registration Statement on Form S-1/A (the “Amended S-1”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended S-1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended S-1.

General

1.

We note your response to prior comment 2. It appears that the absence of expected cash from the exercise of warrants could have a material effect on your liquidity and cash flows and should therefore be discussed in materially complete detail. We would expect to see disclosure addressing management’s view on the shortfall and that $179 million in financing that it previously believed would (or could) be available is no longer expected to be received.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 7-8, 58 and 84-85.

2.

We note your response to prior comment 3. Please tell us, with a view to disclosure, the extent to which you considered Item 10(b)(3) of Regulation S-K concerning the disclosure on page 82 about projected revenue of $104 million for fiscal year 2022 in view of your revenue of $6.3 million for the quarter ended March 31, 2022.

Response: The Company respectfully advises the Staff that it has considered its obligations under Item 10(b)(3) of Regulation S-K and has revised the disclosure on pages 71, 74 and 83-84 to facilitate investor understanding of the reasons for the differences between actual and forecasted results for the year ended December 31, 2021, the quarter ended March 31, 2022, and the anticipated results for the remainder of fiscal year 2022. In addition, the Company believes the revised disclosure will help facilitate subsequent analysis by investors of the reasons for any differences between actual and forecasted results.

* * * *

Division of Corporation Finance

July 15, 2022

We and the Company appreciate the Staff’s attention to the review of the Amended S-1. Please do not hesitate to contact me at (305) 702-8880 or Joshua.Samek@us.dlapiper.com if you have any questions regarding this letter or the Amended S-1.

Very truly yours,

/s/ Joshua M. Samek
Joshua M. Samek, Esq.

cc:	Lou Rassey (Fast Radius, Inc.)

Drew M. Valentine, Esq. (DLA Piper LLP (US))